Exhibit 99.1

Jaguar Announces Intent to Terminate SEC Reporting Obligations

(All figures are in US dollars unless otherwise expressed)

TSX-V: JAG

TORONTO, Sept. 1, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) announced today that it is voluntarily filing a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended. Upon filing the Form 15F, the Company's obligation to file certain reports with the SEC will be suspended immediately. Jaguar expects that termination of the Company's reporting obligation will become effective 90 days after its filing with the SEC (or within a shorter period as the SEC may determine).

As a TSX Venture Exchange listed reporting issuer, Jaguar will continue to meet its Canadian continuous disclosure obligations by filing with the applicable Canadian securities commissions. All of Jaguar's filings can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

About Jaguar Mining Inc.
Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. Such risk factors include, among others the risk of Jaguar's not meeting the forecast plans regarding its operations and financial performance, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 06:30e 01-SEP-15